Exhibit 23.1

to Registration Statement

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CenturyLink, Inc.:

We consent to the use of our reports dated March 1, 2013, with respect to the consolidated balance sheets of CenturyLink, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated by reference in the Registration Statement on Form S-3 and to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP

Shreveport, Louisiana

March 19, 2013